July 12, 2019

Mara Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 24, 2019 CIK No. 0001772921

Ladies and Gentlemen:

Set forth below are the responses of OneWater Marine, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2019, with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1, CIK No. 0001772921, submitted to the Commission on June 24, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Registration Statement on Form S-1 (“Filing No. 1”) via EDGAR. For your convenience, we will hand-deliver three copies of this letter as well as three copies of Filing No. 1 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Filing No. 1.

Amendment No. 1 to Draft Registration Statement on Form S-1

Liquidity and Capital Resources
Overview, Page 74

1.	We reviewed the revisions made in response to comment 10. You state, "[t]o the extent any distributions or transfers are restricted or prohibited..." and “...distributions and intercompany transfers from our subsidiaries to us may be restricted...." It appears that restrictions and prohibitions exist and are later described. Please revise to identify the source of and a description of the restrictions. Please also enhance your disclosure here by describing any restrictions on OneWater LLC's operating subsidiaries' ability to transfer funds to OneWater LLC in the form or loans or advances.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure to identify the source of and a description of the restrictions on distributions and transfers from our subsidiaries in the GS/BIP Credit Facility and the Inventory Financing Agreement. We have also revised our disclosure to include a description of such restrictions on OneWater LLC’s operating subsidiaries’ ability to transfer funds to OneWater LLC in the form of loans or advances. Please see pages 84 and 86-88 of Filing No. 1.

Dividend Restrictions, page F-45

2.	We reviewed your response to comment 18. Please confirm that, if you do not refinance the GS/BIP credit facility or amend or replace the Inventory Financing Agreement, that you will revise your disclosure to describe any restrictions contained in the current Credit Facility and

Inventory Financing Agreement on the ability of the operating subsidiaries to transfer funds to OneWater LLC in the form of loans or advances. Similar revisions would need to be made to your liquidity and capital resources discussion on page 74.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that it is still currently our expectation to refinance the GS/BIP Credit Facility and to amend or replace the Inventory Financing Agreement in connection with this offering. If we do not refinance the GS/BIP Credit Facility or amend or replace the Inventory Financing Agreement, we undertake to revise our disclosure in the financial statements to include a description of certain restrictions contained in the current Credit Facility and Inventory Financing Agreement on the ability of the operating subsidiaries to transfer funds to OneWater LLC in the form of loans and advances. Please also see the revisions discussed in our response to Comment No. 1 above related to our liquidity and capital resources discussion on pages 86-88 of Filing No. 1.

Claims and Litigation, page F-46

3.	We reviewed the revisions made in response to comment 27. If there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the conditions at ASC 450-20-50-3a or 3b exists, please disclose the nature of the contingency and an estimate of the possible loss or range or loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-40-3 and 4.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure to include additional language on page F-46 of Filing No. 1.

*      *      *      *      *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact David P. Oelman or James R. Brown, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (713) 758-2495, respectively.

Very truly yours,

ONEWATER MARINE, INC.

By:	/s/ Austin Singleton
Name:	Austin Singleton
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Aisquith, Chief Operating Officer, OneWater Marine, Inc.
Jack Ezzell, Chief Financial Officer, OneWater Marine, Inc.
David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.
Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP
Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP